Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2017

On March 22, 2018, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2017, and all five agendas listed below were approved as originally proposed.

Agenda:

1) Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2017 (January 1, 2017 ~ December 31, 2017)

2) Appointment of Directors (7 Outside Directors)

3-1) Outside Director Candidate : Mr. Kim Hwa-nam

3-2) Outside Director Candidate : Mr. Park Byoung-dae

3-3) Outside Director Candidate : Mr. Park Cheul

3-4) Outside Director Candidate : Mr. Lee Steven Sung-ryang

3-5) Outside Director Candidate : Mr. Choi Kyong-rok

3-6) Outside Director Candidate : Mr. Philippe Avril

3-7) Outside Director Candidate : Mr. Yuki Hirakawa

3) Appointment of Outside Director who will serve as Audit Committee Member

- Outside Director Candidate : Mr. Lee Manwoo

4) Appointment of Audit Committee Members (3 Members)

4-1) Audit Committee Member Candidate: Mr. Park Byoung-dae

4-2) Audit Committee Member Candidate: Mr. Lee Steven Sung-ryang
4-3) Audit Committee Member Candidate: Mr. Joo Jaeseong

5) Approval of the Maximum Limit on Director Remuneration

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2017 as follows:

- Total Dividend amount for common stocks: KRW 687,589,401,150 (KRW 1,450 per share)

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 17th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on February 21, 2018